UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission File Number 333-10184

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNICare SAVINGS PLAN

UNILEVER UNITED STATES, INC.

800 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY  07632

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.

WEENA 455

3013 AL, ROTTERDAM

THE NETHERLANDS

UNICare Savings Plan

Index

Page(s)

Financial Statements and Supplemental Schedule:

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007	3

Notes to Financial Statements	4–18

Supplemental Schedule (*)

Schedule H – Line 4i – Schedule of Assets (Held at End of Year)	19

(*)         Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Signatures		20

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
UNICare Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the UNICare Savings Plan (the “Plan”) at December 31, 2008 and December 31, 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 24, 2009

Unicare Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2008 and 2007

	2008	2007
Assets
Investment in the Unilever United States, Inc. Master Trust, at fair value	$1,250,284,075	$1,680,934,348
Loans to participants	25,771,463	25,695,707
Total investments	1,276,055,538	1,706,630,055

Receivables
Participant contributions	1,282,351	1,386,155
Employer contributions	765,652	687,691

Net assets, at fair value	1,278,103,541	1,708,703,901

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	(7,965,104)	(12,110,239)

Net assets available for benefits	$1,270,138,437	$1,696,593,662

The accompanying notes are an integral part of these financial statements.

UNICare Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2008 and 2007

	2008	2007
Investment Results
Net investment income (loss) from Plan interest in Unilever United States, Inc. Master Trust	$(313,771,930)	$165,384,566

Additions
Additions to net assets attributed to:

Interest from participant loans	2,057,487	1,996,193
Contributions and other additions:
Contributions from participants	52,187,120	53,889,943
Contributions from employer	26,543,956	25,604,905
Rollover contributions	17,140,164	16,401,483
Total additions	97,928,727	97,892,524

Deductions
Deductions to net assets attributed to:
Benefits paid to participants	210,270,442	214,830,322
Transfer to other plan	—	4,889,525
Administrative expenses	341,580	324,730
Total deductions	210,612,022	220,044,577

Net increase (decrease)	(426,455,225)	43,232,513

Net assets available for benefits:
Beginning of year	1,696,593,662	1,653,361,149
End of year	$1,270,138,437	$1,696,593,662

The accompanying notes are an integral part of these financial statements.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.         Description of the Plan

The UNICare Savings Plan (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan is sponsored by Unilever United States, Inc. (the “Company” or “Unilever US”) and its assets, along with the assets of the Savings Plan for Union Employees of Unilever (the “Union Plan”) and the Good Humor — Breyer’s Savings Plan (the “GHB Plan”), affiliated plans sponsored by Conopco, Inc., an affiliate of the Plan, are maintained in the Unilever United States, Inc. Master Trust (the “Master Trust”).  As of December 31, 2008 only the Plan and the Union Plan were participants in the Master Trust, following the merger of the GHB Plan into the Union plan.  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the summary plan description for more complete information.

Eligibility

All employees of the Company and its subsidiaries, divisions and branches scheduled to work twenty or more hours a week, all employees of Good Humor-Breyer’s at the Huntington, Indiana plant represented by the Retail, Wholesale and Department Store Union, UFCW AFL-CIO and its United Dairy Workers Local 835, on or before March 31, 2007,  and all employees of Ben & Jerry’s Homemade at the St. Albans, Vermont plant represented by the International Brotherhood of Electrical Workers Local 300 are eligible to participate in the Plan, except for:

•                  employees covered by collective bargaining agreements other than those above;

•                  temporary employees;

•                  directors active only in that capacity;

•                  nonresident aliens; and

•                  weekly paid employees of Bestfoods Caribbean, employees of Unilever Home & Personal Care Manufacturing Company in Las Piedras, Puerto Rico.

Subject to the exceptions above, employees who are not regularly scheduled to work twenty or more hours a week can participate in the Plan after completing one year of service.

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions.  Before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account”.  Before-tax contributions for each participant were limited to $15,500 for 2008 and 2007.

The maximum permitted contributions vary as follows:

A)               Employees at the Puerto Rico locations: the lesser of 10% of the eligible compensation through payroll deductions on a before tax basis or the statutory amount permitted under the Puerto Rico Code. In addition, participants may contribute up to 10% of the eligible compensation through payroll deductions on an after tax basis, not subject to the statutory amount permitted under the Puerto Rico Code;

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

B)                 Employees at the St. Albans and Huntington locations: 1-20% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 20% of eligible compensation; and.

C)                 All other employees: 1% to 50% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 50% of eligible compensation.

Participants, other than Puerto Rico employees, who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions.  Catch-up contributions are limited to $5,000 for eligible employees for 2008 and 2007.

The Company has a matching program in which it contributes a portion of participant contributions to the participant’s account.  These contributions are recorded in a “company matching account.”  Company matching contributions vary at the discretion of the Company and are as follows:

A)               Employees who are covered under the cash balance formula of the UNICare Retirement Plan or not covered at all under the UNICare Retirement Plan: 100% of the first 5% of eligible earnings; and

B)                 Remaining employees who are covered under the final average pay formula of the UNICare Retirement Plan: 100% of the first 3% of eligible earnings and 50% of the next 2% of eligible earnings.

Employees hired after January 1, 2007, are eligible for employer non-elective contributions at a rate of 4% of eligible earnings following one year of service.

All contributions are deposited in the Master Trust.

Participant Accounts

Each participant’s account is credited with: (a) the participant’s contribution, (b) the Company’s contributions, and (c) an allocation of Plan earnings (losses) and administrative expenses.  Allocations are based on participant earnings (losses) or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.  At December 31, 2008 and 2007, there were 12,894 and 13,363 participants in the plan, respectively.

Vesting

Participants are fully vested in all of their contributions in the before-tax and after-tax accounts as well as the earnings thereon.  Company matching contributions are vested 100% immediately. Vesting provisions relating to Company non-elective contributions are 100% after 3 years of service or attainment of age 65, death or disability.

Amounts forfeited by non-vested participants who terminated employment during the years ended December 31, 2008 and 2007 were $46,236 and $10,025, respectively.  The balance of forfeitures was $457,765 and $392,418 as of December 31, 2008 and 2007, respectively.  Forfeitures are available to reduce Company matching contributions, and Company non-elective contributions.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Payment of Benefits

During employment, participants may withdraw all or part of their “after-tax account,” where applicable, and earnings thereon.  Participants may apply for financial hardship withdrawals of up to 100% of the value of their “after-tax account,” where applicable, and the eligible portion of their vested “before-tax account” based on plan provisions, prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.  Upon attainment of age 59-1/2, participants may withdraw all or part of their “before -tax account”, “after -tax account”, where applicable, “company matching account”, and vested “non-elective contribution account”.

Upon termination of employment, participants are entitled to all of their vested balances.  Terminated employees whose vested balances exceed $1,000 may leave their account balances in the Plan until they attain the age 65.  Terminated employees whose vested balances are $1,000 or less are subject to an involuntary cash out.

Retired employees may elect to leave their account balances in the Plan until they attain age 70-1/2, at which time Internal Revenue Service regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65.

Participants who retire under the provisions of certain defined benefit plans sponsored by the Company may roll over their lump sum distribution to the Plan.

Plan Transfers

During 2007, approximately $5 million of assets attributable to the account balances of the union employees at the St. Albans and Huntington locations were transferred from the Plan to the Union Plan.  This amount included approximately $506,000 of participant loans.

Investments

Participants have the option to invest in, and direct the Company matching contributions towards a wide variety of funds including money market, fixed income, balanced, equity and the Unilever N.V. Stock Fund.  The funds are as follows:

•               The INVESCO Interest Income Fund is primarily invested in a diversified portfolio of investment contracts issued by high quality financial institutions such as insurance companies and banks.  Each contract has its own specific terms, including interest rate and maturity date.  The crediting interest rates at December 31, 2008 and 2007 for the contracts range from 2.08% to 5.01% and 4.51% to 5.34%, respectively.  The average crediting interest rates at December 31, 2008 and 2007 for the contracts are 4.50% and 4.95%, respectively.

•               PIMCO Total Return Fund Institutional Class, Unilever N.V. Stock Fund, Fidelity Contrafund, American Funds Washington Mutual Investors Fund (R5) (introduced October 16, 2008), Northern Trust Total US Equity Index Fund (introduced July 1, 2008) and the Northern Trust International Equity Index Fund (introduced July 1, 2008).

•                  The following were available until August 28, 2008:  Fidelity Asset Manager Fund, NTGI-QM S&P500 Equity Index Fund, Fidelity Magellan Fund, Harbor Capital Appreciation Fund, Fidelity Growth & Income Portfolio Fund, T. Rowe Price Small Cap Stock Fund, American Funds Washington Mutual Investors Fund — Class A, Fidelity Select Health Care Portfolio Fund, Fidelity Select Technology Portfolio Fund, Fidelity Select Financial Services Portfolio

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Fund, Fidelity Select Natural Resources Portfolio Fund,  NTGI-QM Collective Daily Russell 1000 Value Equity Index Fund, Legg Mason Partners Emerging Markets Equity Fund and the Fidelity Select International Equity Portfolio Fund.  The Washington Mutual Investors Fund was available until October 16, 2008.

•                  Effective July 1, 2008 the Plan introduced Vanguard Target Retirement Trusts II, including: Vanguard Target Retirement Income Trust II, Vanguard Target Retirement 2005 Trust II, Vanguard Target Retirement 2010 Trust II,  Vanguard Target Retirement 2015 Trust II, Vanguard Target Retirement 2020 Trust II, Vanguard Target Retirement 2025 Trust II, Vanguard Target Retirement 2030 Trust II, Vanguard Target Retirement 2035 Trust II, Vanguard Target Retirement 2040 Trust II, Vanguard Target Retirement 2045 Trust II, and Vanguard Target Retirement 2050 Trust II.

•                  Effective July 1, 2008, the Plan introduced self directed brokerage accounts whereby the participant is able to select from approximately 4,600 mutual funds.  As of December 31, 2008, $39,314,002 was invested through the brokerage accounts at the Master Trust level.  $36,015,483 of the amount is held by the plan.

Loans to Plan Participants

At the request of the Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in accounts less any outstanding loans.  Loans bear interest at a fixed rate based on the Reuters published prime rate plus one percent, adjusted quarterly.  Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years.  All other loans are required to be repaid within five years.

Interest rates ranging from 5% to 10.5% were charged on the loans for the years ended December 31, 2008 and 2007.

For participants that were transferred from the Ben and Jerry’s Homemade Plan in 2006, loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within thirty years.  All other loans are required to be repaid within five years.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.         Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting standards generally accepted in the United States of America.

Valuation of Plan Investments and Income Recognition

The assets of the Plan have been commingled in the Master Trust with the assets of the Union Plan and the GHB Plan (until it merged into the Union Plan effective December 31, 2008) for investment and administrative purposes.  The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s investment is stated at fair value and is based on the beginning of the year value of the Plan’s interest in the Master Trust plus

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

contributions and allocated investment income (loss) less distributions and allocated expenses.   Participants’ loans are valued at cost plus accrued interest, which approximates fair value.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the investment income (loss) for the Plan’s interest in the Master Trust, which consists of its allocated share of investment income, realized gains and losses, and the change in unrealized appreciation and depreciation from the Master Trust.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets available for benefits as of December 31, 2008 and 2007.

Investment Contracts (Also See Note 4)

The Plan accounts for synthetic guaranteed investment contracts at contract value in accordance with Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”).  The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans along with the financial statement presentation and disclosure of such contracts.  Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the accompanying Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The accompanying Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Benefit Payments

Benefit payments are recorded when paid and include deemed distributions of $4,784 and $5,051 for the years ended December 31, 2008 and 2007, respectively.

Administrative Expenses

Investment management fees for all funds and certain professional fees are paid by the Plan.  All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  These significant estimates include fair market values of investments.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, commingled funds, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

participants’ account balances and the amounts reported in the December 31, 2008 and 2007 Statements of Net Assets Available for Benefits.

The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed.  However, the Plan does not anticipate non-performance by these companies and believes that the risk to the Master Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

Effects of New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109.   On January 1, 2007, the Plan adopted FIN 48.  This interpretation clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalty.  The Company and the Plan’s tax counsel believe that the Plan is designed and is operated in compliance with the applicable requirements of the Internal Revenue Code (see Note 3). Accordingly, the adoption of FIN 48 did not have any effect on the Plan’s net assets available for benefits and changes in net assets available for benefits for all periods presented.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” (“SFAS 157”), which is effective for fiscal years beginning after November 15, 2007.  The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements.  The Plan has adopted SFAS 157 effective January 1, 2008.  The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements, other than presenting the requisite disclosures (see Note 4).

In April 2009, the FASB issued FASB Staff Position No. 157-4 “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”).  FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased as well as guidance on identifying circumstances that indicate a transaction is not orderly.  FSP 157-4 is effective for fiscal years and interim periods ending after June 15, 2009.  The Plan is currently evaluating the impact the adoption will have on the Plan’s financial statement disclosures.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable users of the financial statements to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years end interim periods beginning after November 15, 2008, with early application encouraged.  The Plan is currently evaluating the statement’s impact on its financial statements.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

3.         Tax Status of the Plan

The Plan received a favorable tax determination letter, effective August 4, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”).  Although the Plan was subsequently amended, the Company, based in part on the advice of the Plan’s legal counsel, believes that the Plan currently is designed and operated in compliance with the applicable provisions of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.         Investments Held by the Master Trust

At December 31, 2008, the Master Trust comprises the assets of the Plan and the Union Plan.  At December 31, 2007, the Master Trust comprises assets of the Plan, the Union plan and the GHB Plan.  The GHB Plan was merged into the Union Plan at December 31, 2008.   The Plan has an interest in certain assets of the Master Trust and sole interests in other assets of the Master Trust.  Certain investment assets of the Master Trust, and related earnings (losses) and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust.  On an overall basis, the Plan has a 92.3% and 91.3% interest in the investments of the Master Trust as of December 31, 2008 and 2007, respectively.

The Plan’s approximate share of various investments held by the Master Trust at December 31, 2008 and 2007 were as follows:

	2008	2007

Short-term Investment Funds	90.5%	87.9%
Mutual funds	95.3%	93.1%
Commingled funds	94.6%	93.8%
Unilever N.V. Stock	91.4%	89.2%
Synthetic Guaranteed Investment Contracts	89.5%	87.8%

As of December 31, 2008 and 2007, the investment categories of the Master Trust were as follows:

	2008	2007

Investments, at fair value

Short-term Investment Funds	$19,998,192	$12,703,194
Mutual funds	131,586,253	819,071,869
Commingled funds	561,718,878	334,167,581
Unilever N.V. Stock	48,015,850	63,779,843
Synthetic Guaranteed Investment Contracts	593,719,704	611,901,396
Master Trust Investments, at fair value	1,355,038,877	1,841,623,883

Adjustment to Contract Value	(8,901,693)	(13,784,879)

Net Amount	$1,346,137,184	$1,827,839,004

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The following presents investments that represent 5 percent or more of the Master Trust’s net assets as of December 31, 2008 and 2007:

	2008			2007

Investments, at Fair Value as Determined by Quoted Market Price
Mutual Funds
Fidelity Magellan Fund, 1,672,799 shares	$	n/a			$157,025,672
PIMCO Total Return Institutional Fund, 4,853,452 and 9,358,575 shares, respectively		$49,214,005	*		$100,043,382
Fidelity Contrafund, 892,729 and 1,839,215 shares, respectively		$40,404,918	*		$134,464,989

Commingled Funds
Fidelity Select International, 6,535,959 shares	$	n/a			$111,896,973
NTGI-QM Equity Index Fund, 12,151,812 shares	$	n/a			$159,310,253
Vanguard Target 2015 Fund, 4,855,147 shares		$71,516,326		$	n/a
Vanguard Target 2020 Fund, 7,409,942 shares		$102,553,602		$	n/a
Vanguard Target 2025 Fund, 7,760,769 shares		$101,200,428		$	n/a
Vanguard Target 2030 Fund, 7,388,242 shares		$90,653,725		$	n/a

Investments, at Estimated Fair Value
Synthetic Guaranteed Investment Contracts
Synthetic Guaranteed Investment Contract JP Morgan Chase Contract # 441619-IAAA		$107,492,330			$106,966,456
Synthetic Guaranteed Investment Contract State Street Bank and Trust Company Contract # 103108		$105,332,247			$104,498,485
Synthetic Guaranteed Investment Contract Bank of America Contract # 99-052		$102,631,137			$104,232,190
Synthetic Guaranteed Investment Contract NATIXIS Financial Contract # 1419-01		$119,412,377			$124,539,676
Synthetic Guaranteed Investment Contract UBS Financial Contract # 5220	$	n/a			$90,704,209
Synthetic Guaranteed Investment Contract Pacific Life Insurance Contract #G27253.01.0001		$86,744,473		$	n/a
Synthetic Guaranteed Investment Contract ING Contract #60099		$72,107,140			$80,960,380	*

* - Less than 5%

n/a – not applicable, not held as of date presented

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

As of December 31, 2008, the fully benefit-responsive contracts of the Master Trust were as follows:

	Major
	Credit
	Ratings	Investments,	Adjustment to
	(unaudited)	at fair value	contract value
JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	AA-	$107,492,330	$(7,591,732)
State Street Bank (IGT Intermediate Government Fund)	AA	105,332,247	(6,185,181)
Bank of America (IGT Intermediate Government Fund)	AA-	102,631,137	(3,447,405)
NATIXIS Capital Markets (IGT Short-term Bond Fund)	A+	119,412,377	3,427,421
ING Life & Annuity (IGT Short-term Bond Fund)	AA	72,107,140	2,462,063
Pacific Life Insurance (IGT Invesco Short-term Bond Fund)	AA	86,744,473	2,433,141
		$593,719,704	$(8,901,693)

As of December 31, 2007, the fully benefit-responsive contracts of the Master Trust were as follows:

	Major
	Credit
	Ratings	Investments,	Adjustment to
	(unaudited)	at fair value	contract value
JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	AA	$106,966,456	$(5,096,007)
State Street Bank (IGT Intermediate Government Fund)	AA	104,498,485	(2,641,341)
Bank of America (IGT Intermediate Government Fund)	AA+	104,232,190	(2,257,769)
NATIXIS Capital Markets (IGT Short-Term Bond Fund)	AA	124,539,676	(1,733,750)
ING Life & Annuity (IGT Short-term Bond Fund)	AA	80,960,380	(671,786)
UBS AG (IGT Short-term Bond Fund)	AA	90,704,209	(1,384,226)
		$611,901,396	$(13,784,879)

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The investment income (loss), net of investment expenses, of the Master Trust net assets for the years ended December 31, 2008 and 2007 were as follows:

	2008	2007
Net appreciation (depreciation) in fair value of net investments:

Investments, at Fair Value as Determined by Quoted Market Price
Mutual funds	$(130,168,794)	$44,875,991
Unilever N.V. stock	(21,898,019)	16,379,015

Investments, at Estimated Fair Value
Commingled funds	(228,550,987)	25,211,834
Net appreciation (depreciation)	(380,617,800)	86,466,840
Interest	27,086,960	30,841,778
Dividends	18,645,515	63,466,933
Total net investment income (loss)	$(334,885,325)	$180,775,551

Investment Valuation and Income Recognition of Master Trust

Master Trust investments are stated at fair value.  Investments in mutual funds are valued at the published net asset value of shares held at year end.  Investments in commingled funds are stated at fair value based on unit values provided by the administrator, which are based on market values of underlying investments.  Unilever N.V. common stock is valued at the last close price at end of the year. Short-term investments are valued at amortized cost, which is cost plus accrued interest, which approximates fair value.  Investment contracts are stated at fair value based on the sum of the fair value of the underlying investments and the fair value of the wrapper.

Purchases and sales of securities are recorded as of the trade date.  Dividend income is recorded on the ex-dividend date and interest is recorded on the accrual basis.

Investment income (loss) for the Master Trust includes net appreciation (depreciation) of investments, as well as, interest and dividends from investments.  The net appreciation (depreciation) of investments held in the Master Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as synthetic guaranteed investment contracts (“GICs”), with various third party financial institutions.  These benefit-responsive investment contracts are held through the INVESCO Interest Income Fund (the “Fund”).  Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third party financial institutions which are backed by underlying assets owned by the Master Trust.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments through adjustments to the future interest crediting rate (which is

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

the rate earned by participants in the Fund for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:

•                  The level of market interest rates

•                  The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•                  The investment returns generated by the fixed income investments that back the wrapper contract

•                  The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio.  Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in the market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract value are presented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value”.  If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  And if the Adjustment from Fair Value to Contract Value figure is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

The contract values of the synthetic GICs were approximately $585 million and $598 million at December 31, 2008 and 2007, respectively.  As of December 31, 2008 and 2007 the fair value of the synthetic GICs, based upon the fair value of underlying assets and wrapper contracts was greater than the contract value by $8.9 million and $13.8 million, respectively.

As of December 31, 2008 and 2007, the average yields for synthetic GICs were as follows:

Average Yields for Synthetic GICs	2008	2007

Based on actual earnings	5.23%	5.13%
Based on interest rate credited to participants	4.43%	4.84%

Fair Value Measurements

SFAS 157 defines fair value, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under SFAS 157 are described as follows:

• Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

• Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Mutual Funds

A mutual fund’s Net Asset Value (“NAV”) is based on the value of underlying assets owned by the Fund minus its liabilities and then divided by the number of shares outstanding calculated as of the close of business of the New York Stock Exchange. The fund’s assets normally are valued as of this time for the purpose of computing the fund’s NAV.  Since the NAV is a quoted price in a market that is active, they are classified within Level 1 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within Level 2 of the valuation hierarchy.  The value of the wrapper contracts is determined using observable inputs including rebid rates from the wrapper provider.  The value of the wrapper contracts at December 31, 2008 of $812,811 is included in the synthetic guaranteed investment contracts amount shown below.

Commingled Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Unilever N.V. Common Stock

Unilever N.V. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within Level 1 of the valuation hierarchy.

Short-term Investment Funds

The Short-term Investment funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and are classified within Level 1 of the valuation hierarchy.

In accordance with SFAS 157, the following table represents the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$131,586,253	$—	$—	$131,586,253
Synthetic Guaranteed Investment Contracts		593,719,704	—	593,719,704
Commingled funds		561,718,878	—	561,718,878
Unilever N.V. Stock	48,015,850	—	—	48,015,850
Short-term Investment Funds	19,998,192	—	—	19,998,192
Investments at fair value	$199,600,295	$1,155,438,582	$—	$1,355,038,877

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The Plan’s participant loans are valued using Level 3 inputs.  Changes in the fair value of Plan’s investments that are valued using Level 3 inputs during the year ended December 31, 2008 were as follows:

Balance at December 31, 2007	$25,695,707
Purchases, issuances, and settlements, net	75,756
Balance at December 31, 2008	$25,771,463

5.                            Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock.  This fund is designed as a means for employees to participate in the potential long-term growth of Unilever N.V.  The Master Trust held 1,955,927 and 1,749,310 shares at December 31, 2008 and 2007, respectively, of common stock in Unilever N.V.  The Master Trust also earned dividend income from the common stock of approximately $2.1 million and $1.7 million for the years ended December 31, 2008 and 2007, respectively.  The Master Trust had sales and purchases of Unilever N.V. Stock of approximately $23.7 million and $29.3 million in 2008 and $28.9 million and $28.9 million in 2007, respectively.

Certain Master Trust investments consist of units in investment funds managed by Fidelity.  Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA.  In the opinion of the Company, fees paid during 2008 and 2007 for services rendered by parties-in-interest were based on customary and reasonable rates for such services.  The administration fees paid by the Plan during 2008 and 2007 disclosed on the statement of changes in net assets available for benefits were paid to Fidelity.

6.         Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan termination, the participant’s rights to their accrued benefits are non-forfeitable.   Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

7.         Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as disclosed in the statement of net assets available for benefits at December 31, 2008 and 2007 to amounts presented in Form 5500:

	2008	2007
Net assets available for benefits as disclosed in the financial statements	$1,270,138,437	$1,696,593,662

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	7,965,104	12,110,239

Net assets available for benefits as presented in Form 5500	$1,278,103,541	$1,708,703,901

The following is a reconciliation of investment (loss)/income as disclosed in the statement of changes in net assets available for benefits for the years ended December 31, 2008 and 2007 to the amounts presented in Form 5500:

	2008	2007
Net investment (loss)/income from Plan interest in Unilever United States Inc. Master Trust as presented in the financial statements	$(313,771,930)	$165,384,566

Adjustment from fair value to contract value	(4,145,135)	12,110,239

Investment (loss)/income as presented in Form 5500	$(317,917,065)	$177,494,805

UNICare Savings Plan

Schedule H – Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

		(c) Description of Investment Including
	(b) Identify of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a)	Lessor or Similar Party	or Maturity Value	(d) Cost **	Value

*	Investment in Master Trust, at fair value			$1,250,284,075

*	Loans to Participants	Interest rates ranging from 5% to 10.5% and with maturities through 2035		$25,771,463

*      Denotes a party-in-interest to the Plan

**   Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNICare SAVINGS PLAN

	By:	/s/ Pascale Thomas
PASCALE THOMAS
DIRECTOR OF BENEFITS
Date: June 24, 2009

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm